October 25, 2004


via facsimile and U.S. mail

Mr. Kristopher J. Matula
Chief Financial Officer
Buckeye Technologies Inc.




	Re:	Buckeye Technologies Inc.
		Form 10-K, Filed August 26, 2004
		File No.  001-14030

Dear Mr. Matula:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-K for the year ended June 30, 2004

Financial Statements

Note 1 - Accounting Policies, page F-8

		Inventories, page F-8

1. Please modify your disclosure to include the nature of cost elements included in inventory, and to describe the principal assumptions under your average cost method, as required by Regulation S-X, Rule 5-02(6)(b).

		Intellectual Property and Other, page F-9

2. We understand that you record amortization of intellectual property as other non operating expense on your statement of operations. Tell us why the amortization of your patents, licenses, trademarks and tradenames, all of which appear to be associated with your primary operations, would not need to be characterized as operating expense to comply with Regulation S-X, Rule 5-03(b).

Note 2 - Changes in Accounting, page F-11

3. We note that you have not provided disclosure concerning the impact of adopting SFAS 143, as would ordinarily be required, given the guidance in SAB Topic 11:M. Tell us why you believe this guidance is not applicable in your situation. If your views are based on materiality, please submit a quantitative and qualitative analysis with your reply.

Note 8 - Debt, Page F-17

4. We note your disclosure stating that, as of June 30, 2004, you were in compliance with your financial debt covenants. Tell us of any instances of non- compliance during the periods presented, and explain you application of FRC Section 501.13.c. in determining that no further discussion was warranted in MD&A.

Exhibits

5. We understand from your disclosure on page F-15 that you have registered public debt. As such, it appears you may need to modify your filing to include a schedule showing your computation of the Ratio of Earnings to Fixed Charges, as defined in Regulation S-K, Item 503(d), and required under Regulation S-K, Rule 601(a) and (b)(12).

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to the Company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 824-5567 or Karl Hiller at
(202) 942-1981 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1870 with any other questions.

							Sincerely,



							H. Roger Schwall
							Assistant Director


Buckeye Technologies Inc.
October 25, 2004
page 3